EXHIBIT (a)(1)(xxii)

SYMMETRICOM, INC.

SUPPLEMENT TO THE

OFFER TO [PURCHASE] [EXCHANGE] CERTAIN OUTSTANDING OPTIONS

THIS OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 9:01 P.M. PACIFIC TIME

ON JUNE 24, 2003 UNLESS THIS OFFER IS EXTENDED

Symmetricom, Inc. hereby supplements and amends the Offer to [Purchase] [Exchange], dated May 28, 2003, as follows:

1.	INFORMATION ABOUT SYMMETRICOM, INC.

Additional Financial Information. We have provided the following additional financial information for your reference. Numbers are in thousands, except for share data.

Summary Financial Data

(in thousands, except per share amounts and ratios)

	Year ended		Nine months ended
	June 30, 2002	June 30, 2001	March 31, 2003	March 31, 2002
Net sales	$72,643	$152,668	$95,639	$54,952
Gross profit (1)	25,991	66,492	35,043	20,277
Earnings (loss) from continuing operations	(5,695)	28,824	(29,045)	(3,668)
Net earnings (loss)	(5,285)	29,330	(29,045)	(3,258)
Earnings (loss) from continuing operations per share basic	$(0.25)	$1.23	$(0.87)	$(0.16)
Net earnings (loss) per share basic	$(0.23)	$1.25	$(0.87)	$(0.14)
Earnings (loss) from continuing operations per share diluted	$(0.25)	$1.15	$(0.87)	$(0.16)
Net earnings (loss) per share diluted	$(0.23)	$1.17	$(0.87)	$(0.14)
Shares used in computing net income (loss) per share:
Basic	22,572	23,474	33,465	22,698
Diluted	22,572	25,005	33,465	22,698
Book value per share	$4.71	$5.08	$4.83	$4.51
Shares used in computing book value per share	22,131	23,651	42,144	23,733
Ratio of earnings (less fixed charges) to fixed charges	(12.6)	53.5	(75.4)	(9.9)
Deficiency	$8,973	$—	$35,531	$5,340

Balance Sheet Data (in thousands, except per share amounts)
	As of		As of
	June 30, 2002	June 30, 2001	March 31, 2003	March 31, 2002
Current assets	$87,938	$114,901	$105,775	$94,639
Non current assets	42,372	40,502	141,661	39,238
Current liabilities	19,078	27,577	33,556	19,894
Non current liabilities	7,043	7,709	10,295	6,854

(1) For the quarter ended March 31, 2003, we reclassified our amortization of product-related technology intangibles from operating expenses to costs of sales. Prior periods have also been reclassified for consistency. The amortization of intangible assets relates to certain products and technology that were acquired from Datum, Inc., TrueTime, Inc., NetMonitor, Ltd., a wholly owned subsidiary of Kestrel Solutions, Inc., Hewlett-Packard Company’s Communications Synchronization Business and Telmax Communications Corporation. This reclassification allows the amortization to better reflect the nature of these expenses.

Symmetricom, Inc. June 11, 2003